SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                    International Family Entertainment, Inc.
                                (Name of Issuer)

                 Class B Common Stock , Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   4595OM106
                                 (CUSIP Number)

                                 John E. Mulford
                Executive Vice President, Finance and Operations
                                Regent University
                          1000 Regent University Drive
                         Virginia Beach, Virginia 23464
                                 (804) 323-7447
           (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)
                                 June 11, 1997
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See
         Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4595 OM 10 6


                                  Schedule 13D

1)       Names of Reporting Persons/S.S. or I.R.S. Identification
         Nos. of Above Persons

         Regent University - 54-1061178

2)       Check the Appropriate Row if a Member of a Group (See
         ------------------------------------------------
         Instructions)
         (a)
         (b)

3)       SEC Use Only

4)       Source of Funds (See Instructions)

         OO

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d)or 2(e)

6)       Citizenship or Place of Organization                   Virginia

         Number of           7) Sole Voting Power              4,214,325
         Shares Bene-
         ficially
                             8) Shared Voting Power                    0
         Owned by

         Each                9) Sole Dispositive Power                 0
         Reporting

         Person With         10)  Shared Dispositive Power     4,214,325

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         4,214,325

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         See Item 5.

13)      Percent of Class Represented by Amount in Row (11)

         12.85%

14)      Type of Reporting Person (See Instructions)

         CO

Item 1.           Security and Issuer

         This statement relates to the Class B Common Stock, par value $0.01 per share (the "Class B Stock), of International Family Entertainment, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 2877 Guardian Lane, Virginia Beach, Virginia 23450.

Item 2.           Identity and Background

         This amendment is being filed by Regent University ("Regent"), whose business address is 1000 Regent University Drive, Virginia Beach, Virginia 23464, and whose principal business is the operation of an evangelical Christian institution of higher education offering graduate programs in five major disciplines. The name, residence or business address, principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, with respect to each director and executive officer of Regent is set forth in Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of Regent, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen.

         Neither Regent nor, to the best of the knowledge of Regent, any director or executive officer of Regent, has been within the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

         On June 30, 1992, pursuant to an Assignment and Assumption Agreement, dated as of June 30, 1992 (the "Assignment Agreement"), between The Christian Broadcasting Network, Inc. ("CBN") and Regent (a copy of which is attached as Exhibit No. 1 to Regent's Schedule 13D filed with the Commission on July 10, 1992 (the "Original Schedule 13D")), CBN donated $100,000,000 aggregate principal amount of the Company's 6% Convertible Secured Notes Due 2004 (the "Convertible Notes") to Regent. The Convertible Notes were convertible at the option of the holder into shares of Class B Stock at the rate of 90 shares of Class B Stock for each $1,000 face amount of Convertible Notes. The Convertible Notes held by Regent were convertible into, and Regent originally beneficially owned, an aggregate of 9,000,000 shares of Class B Stock. Pursuant to the Assignment Agreement, however, Regent could not, without the prior written consent of CBN (which consent may be withheld in CBN's sole discretion), convert the Convertible Notes into Class B Stock or transfer the Convertible Notes or any Class B Stock into which the

Convertible Notes have been converted. Regent and CBN therefore may have been deemed to share dispositive power over, and thereby beneficial ownership of, such Class B Stock. CBN and Regent have entered into a Termination Agreement dated as of June 11, 1997 (the "Termination Agreement"), a copy of which is filed as Exhibit 1 hereto terminating, subject to terms and conditions thereof, the Assignment Agreement. No consideration was paid by Regent to CBN for the Convertible Notes. The Convertible Notes are more fully described in the "Description of Capital Stock and Convertible Notes" section of the Company's Prospectus (the "Prospectus"), dated April 28, 1992, with respect to the Class B Stock, which was filed with the Commission as Exhibit 2 to the Original Schedule 13D and is incorporated herein by reference.

         On November 9, 1993, the Company entered into a Redemption Agreement (the "Redemption Agreement") with Regent to repurchase from Regent a portion of the $100,000,000 in principal amount of the Convertible Notes held by Regent (the "Regent Repurchase"). Under the terms of the Redemption Agreement, a copy of which is filed as Exhibit No. 1 to Amendment No. 1 ("Amendment No. 1") to the Original Schedule 13D filed with the Commission on December 10, 1993, the Company paid Regent $107,500,860, plus accrued interest, to repurchase approximately $55,556,000 in principal amount of the Convertible Notes, and Regent converted the remaining portion of its Convertible Notes into 3,999,960 shares of Class B Stock. The portion of the Convertible Notes that the Company repurchased were convertible into 5,000,040 shares of Class B Stock. The repurchase price equated to an effective price for these shares of $21.50 per share, the average of the closing bid and ask prices for the Class B Stock at the close of trading on the date of the Redemption Agreement. The transactions under the Redemption Agreement closed on December 30, 1993.

         Pursuant to a letter agreement dated January 24, 1995 (the "Letter Agreement"), the Company agreed to purchase from Regent 350,000 shares of Class B Stock (the "Purchase"). Under the Letter Agreement, a copy of which is attached as Exhibit 1 to Amendment No. 2 ("Amendment No. 2") to the original
Schedule 13D filed March 31, 1995, the Company paid $13.125 per share for the 350,000 shares, a price equal to the closing price on January 24, 1995 of $13.625 less a $.50 discount. The purchase price was payable in cash five business days following the date of the Letter Agreement. The Purchase was subject to and received approval in advance from Liberty Media Corporation under
Section 6(c) of the Amended and Restated Shareholder Agreement dated April 27, 1992, as amended, a copy of which is attached as Exhibit 3 to the Original
Schedule 13D.

         On April 11, 1995, Regent sold 280,000 shares of Class B Stock in sales made pursuant to Commission Rule 144 (the "Rule 144 Sales"). Of the 280,000 shares sold, 11.700 shares were sold at a price of $15.375 per share, and 268,300 shares were sold at a price of $15.25 per share. The sales were brokered by Smith Barney Inc., which received a commission of $.06 per share on all 280,000 shares. The Rule 144 Sales were subject to and received the approval of CBN under the Assignment Agreement. The Certificate of the Assistant Secretary of CBN is attached as Exhibit No. 2 to Amendment No. 3 ("Amendment No. 3") to the Original Schedule 13D filed May 10, 1995. In September 1995, Regent received 1,875 shares of Class B Stock as a gift from Timothy B. Robertson.

In January 1996, the Company effected a five-for-four stock split and Regent received 842,490 shares of Class B Common Stock.

As of the date of this filing, Regent owns 4,214,325 shares of Class B Stock.

Item 4.           Purpose of the Transaction

         Pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") (a copy of which is filed as Exhibit 2 hereto), dated as of June 11, 1997, by and among Fox Kids Worldwide, Inc., a Delaware corporation (the "Purchaser") and Regent, Regent has agreed, subject to the terms and conditions thereof, to sell 4,214,325 shares of Class B Stock to the Purchaser for a cash price of $35 per share. The News Corporation has executed a guaranty in favor of Regent with respect to the Stock Purchase Agreement, a copy of which is filed as Exhibit 3 hereto.

         The Purchaser, Fox Kids Merger Corporation, a Delaware corporation, and wholly-owned subsidiary of the Purchaser ("FKW Sub") and the Company have entered into a certain Agreement and Plan of Merger (the "Merger Agreement")(a copy of which is filed as Exhibit 4 hereto) providing for the merger (the "Merger") of FKW Sub into the Company, which shall be the surviving corporation, in which the holders of the Company's common stock will receive cash consideration of $35 per share. Regent has delivered to the Company a written consent approving the Merger Agreement and the Merger with respect to the above-described shares of Class B Stock.

Item 5.           Interest in securities of the Issuer

         (a) Regent is the beneficial owner of 4,214,325 shares of Class B Stock representing 12.85% of the Class B Stock outstanding.

                  To the knowledge of Regent, none of the Schedule 1 Persons beneficially owns any shares of the Class B Stock except as set forth on Schedule 2 attached hereto.

                  Regent disclaims beneficial ownership of any shares of Class B Stock owned by Schedule 1 Persons.

         (b) Regent has the sole power to vote the shares of Class B Stock described in Item 5(a) above. Regent and CBN may have been deemed to share power to dispose of such

                  Class B Stock because of CBN's consent rights pursuant to the Assignment Agreement described in Item 3 and Item 6(a) hereof which was terminated by the Termination Agreement, subject to the terms and conditions thereof.

         (c) Except as set forth on Schedule 2 attached hereto, neither Regent nor, to the knowledge of Regent, any of the Schedule 1 Persons has executed transactions in the Class B Stock during the past sixty (60) days.

         (d) To the knowledge of Regent, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Stock described in Item 5(a) as beneficially owned by Regent.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  Pursuant to the Assignment Agreement, Regent agreed, among other things, (i) not to convert any of the Convertible Notes into Class B Stock and (ii) not to hypothecate, pledge, assign or otherwise transfer the Convertible Notes or any Class B Stock into which the Convertible Notes are converted, in each case without the prior written consent of CBN, which consent may be withheld in CBN's sole discretion. CBN and Regent have entered into the Termination Agreement terminating, subject to the terms and conditions thereof, the Assignment Agreement.

                  In connection with the transactions contemplated by the Stock Purchase Agreement, dated June 11, 1997 (the "Robertson Stock Purchase Agreement"), among the Purchaser, M. G. "Pat" Robertson, individually and as trustee of the Gordon P. Robertson Irrevocable Trust, the Elizabeth F. Robinson Irrevocable Trust and the Ann R. LaBlanc Irrevocable Trust (collectively, the "Irrevocable Trusts" and together with the Robertson Charitable Remainder Unitrust Trust (the "Charitable Trust"), the "Trusts")(the "Trusts"), Lisa and Timothy B. Robertson ("Tim Robertson"), as joint tenants, and Tim Robertson individually, as trustee of each of the Timothy and Lisa Robertson Children's Trust (the "TR Family Trust") and the Timothy B. Robertson Charitable Trust and as custodian to and for each of his children, M. G. "Pat" Robertson, individually and as trustee of the Charitable Remainder Trust, Timothy B. Robertson, individually and as trustee of the TR Family Trust, Liberty IFE, Inc., a Delaware corporation ("LIFE"), and the Company have entered a certain Termination Agreement (the "Shareholder Termination Agreement") (a copy of which is filed as Exhibit 5 hereto) terminating, subject to the terms and conditions thereof, the Amended and Restated Shareholder Agreement, dated as of September 1, 1995 (as amended, the "Shareholder Agreement"). The Shareholder Agreement was previously filed as Exhibit 2(c) to the Company's current Report on Form 8-K, dated December 15, 1995. In addition, LIFE and CBN, pursuant to a certain waiver (the "Waiver"), (a copy of which is filed as Exhibit 5 hereto) have agreed to waive, subject to the terms and conditions thereof, certain rights of first refusal, co-sale and other rights which they had under the Shareholder Agreement with respect to the transactions contemplated by the Robertson Stock Purchase Agreement and the Merger Agreement.


Item 7.           Material to be Filed as Exhibits

         (1) Termination to Assignment and Assumption Agreement, dated as of June 11, 1997, between CBN and Regent.

         (2) Stock Purchase Agreement, dated as of June 11, 1997, by and among the Purchaser and Regent.

         (3) Guaranty, dated as of June 11, 1997, by The News Corporation Limited in favor of Regent.

         (4) Agreement and Plan of Merger, dated as of June 11, 1997, by and among the Purchaser, FKW Sub and the Company.

         (5) Termination to Shareholder Agreement, dated as of June 11, 1997, by and among M.G. "Pat" Robertson, individually and as trustee of the Trust, Timothy B. Robertson, individually and as trustee of the TR Family Trust, CBN, LIFE and the Company.

         (6) Waiver, dated as of June 11, 1997, by each of LIFE and CBN.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:             June 30, 1997

                                            REGENT UNIVERSITY



                                            By:  /s/ John E. Mulford
                                                -------------------------
                                                 John E. Mulford
                                                 Executive Vice President -
                                                 Finance and Operations

                                   SCHEDULE 1
                         BOARD OF TRUSTEES AND OFFICERS
                                REGENT UNIVERSITY



NAME                           PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
----                           ------------------------------------------

Dr. M.G. "Pat" Robertson       Director and Chairman of the
 Chancellor of Regent          Board of Directors of CBN and
                               the Company
                               Christian Broadcasting Network
                               977 Centerville Turnpike - SHB301
                               Virginia Beach, VA 23463

Dr. Terrence R. Lindvall       Officer of Regent
  President                    Office of the President
                               1000 Regent University Drive
                               Virginia Beach, VA 23464-9801

Mr. Lowell W. Morse            Real Estate Developer
  Chairman of                  Cypress Ventures Inc.
  the Board                    5335 SW Meadows Road #365
                               Lake Oswego, OR  97035

Dr. Thomas W. Daugherty        Physician
 Vice Chairman of the          Winchester Surgical Clinic
 Board                         P.O. Box 2698
                               Winchester, Virginia  22604

Mr. Kenneth A. Eldred          Former Chairman and CEO
  Secretary of the Board       INMAC
                               1075 Westridge Drive
                               Portola Valley, Ca 94028

Mr. Kurt H. Broecker           Commercial/Industrial Construction
 Trustee of Regent             Badgett Construction Co.
                               217 East Burnett
                               Louisville, KY 40208

Lt. Gen. Paul G. Cerjan (Ret.) Director, Land Systems
 Trustee                       Lockheed Martin Corporation
                               1725 Jefferson Davis Highway
                               Suite 900
                               Arlington, VA 22202

Mr. William H. Cheney          Property Development
 Trustee                       944 Nawench Drive, NW
                               Atlanta, GA 30327

Schedule 1
Board of Trustees and Officers of
 Regent University
Page 10


Mr. Richard C. Csaplar, Jr.    Attorney
 Trustee                       Day, Berry & Howard
                               260 Franklin Street
                               Boston, MA  02110

Mr. John B. Damoose            President and CEO
 Trustee of Regent             Jordan River Enterprises
                               Post Office Box 48
                               Traverse City, MI 49685

Mr. Barry G. Hon               Developer
 Trustee                       Hon Development Company
                               25200 La Plaz Road, Suite 210
                               Laguna Hills, CA 92653

Mr. Thomas R. McGehee          Co-Chairman
 Trustee                       Mac Papers, Inc.
                               3300 Phillips Highway
                               Post Office Box 5369
                               Jacksonville, FL 32247

Mr. David V. Melilli           Owner and President, Real
 Trustee                       Estate Developer
                               David Melilli Company
                               23010 Lake Forest Drive, Suite E
                               Laguna Hills, CA 92653

Mr. George W. Moffitt, Jr.     Investment Securities
 Trustee of Regent             S. Roberts Rd. & Bethel Lane
                               Bryn Mawr, PA  19010

Mr. Walter H. Pilcher          Principal
 Trustee of Regent             Renaissance Management Group
                               338 North Elm Street, Suite 110
                               Greensboro, NC 27401

Mrs. A. E. Robertson           Author/Lecturer/Former Teacher
  Trustee of Regent            977 Centerville Tpke. - SHB 301
                               Virginia Beach, VA  23463

Mr. Timothy B. Robertson       President
  Trustee of Regent            Intl. Family Entertainment Inc.
                               2877 Guardian Lane - P.O. Box 2050
                               Virginia Beach, VA  23450-2050

Mr. Bob G. Slosser             Retired (President Emeritus,
  Trustee of Regent            Regent University)
                               Professional in Residence/School
                                of Journalism
                               1000 Regent University Drive
                               Virginia Beach, Virginia 23464

Schedule 1
Board of Trustees and Officers of
 Regent University
Page 11

Mr. Robert O. Snelling, Sr.    Chairman & President
  Trustee                      Snelling & Snelling, Inc.
                               12801 N. Central Expressway #700
                               Dallas, TX  75243

Dr. Joseph B. Stokes           (Semi-Retired) Senior Partner
  Trustee                      McIver Urological Clinic
                               710 Lomax Street
                               Jacksonville, FL  32204

Dr. Roger L. Visser            Retired Orthodontist
  Trustee                      505 Wilder Drive
                               Virginia Beach, VA  23451

Dr. Charles Warne              Physician
  Trustee                      Christian Medical Associates
                               4654-B Haygood Road
                               Virginia Beach, VA 23455

Dr. Richard K. White           Professor of Agricultural
  Trustee                      Engineering
                               Clemson University
                               106 McAdams Hall
                               Clemson, SC  29634-0357

Dr. George Selig               Officer of Regent
  Provost                      Regent University
                               1000 Regent University Drive
                               Virginia Beach, VA  23464

Dr. John E. Mulford            Officer of Regent
  Executive Vice President     Regent University
  Finance/Operations           1000 Regent University Drive
                               Virginia Beach,  VA  23464-9850

                                      END

                                REGENT UNIVERSITY

                                   SCHEDULE 2



Since the filing of Amendment No. 3, M. G. "Pat" Robertson, a Schedule 1 person, has transferred 15,063 shares, as adjusted to reflect the stock split described below, of Class B Stock in gifts to various charities. In June, 1995, the Company granted M. G. "Pat" Robertson options to purchase up to 500,000 shares of Class B Stock, subject to vesting. In November, 1995, M. G. "Pat" Robertson sold 125,000 shares of Class B Stock in an open market sale. In December, 1996,
M. G. "Pat" Robertson transferred 26,650 shares of Class B Stock to each of the Irrevocable Trusts. As trustee of the Trusts, M. G. "Pat" Robertson has voting and investment power with respect to, and thus beneficial ownership of, the shares owned by the Trusts. In January, 1996, the Company effected a five-for-four stock split resulting in M. G. "Pat" Robertson having beneficial ownership of 3,125,000 of Class A Common Stock (which are convertible into Class B Stock on a one- for-one basis) owned by the Charitable Remainder Trust and 631,375 shares of Class B Stock, including 125,000 shares of Class B Stock subject to presently exercisable options.

Since the filing of the Amendment No. 3, Timothy B. Robertson, a Schedule 1 person, has transferred 5,500 shares of Class B Common Stock as gifts to his five children (the "Children") under the Virginia Uniform Transfers to Minors Act, of which shares he retains beneficial ownership as custodian. Timothy B. Robertson has disposed of 10,500 shares of Class B Stock as gifts to various charities and 1,500 shares of Class B Stock in sales to various entities. Timothy B. Robertson is also the beneficial owner of 1,601 shares of Class B Common Stock purchased through the Company's 401(k) plan since 1994 (the "401K shares"). In June, 1995, the Company granted Timothy B. Robertson options to purchase up to 500,000 shares of Class B Stock, subject to vesting. In September, 1995, Timothy B. Robertson transferred 30,000 shares of Class B Stock and 37,500 shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of the Company (which is convertible into Class B Stock on a one-for-one basis), to the Timothy and Lisa Robertson Children's Trust (the "TR Family Trust"). In December, 1996, Timothy B. Robertson transferred 8,000 shares of Class B Stock to the Timothy B. Robertson Charitable Trust (together with the TR Family Trust, the "Trusts"). As trustee of the Trusts, Timothy B. Robertson has voting and investment power with respect to, and thus beneficial ownership of, the shares owned by such Trusts. In December, 1996, and in February, 1997, Timothy B. Robertson transferred 6,400 and 5,100 shares of Class B Stock, respectively, to the TR Family Trust. In January, 1996, the Company effected a five-for-four stock split resulting in Timothy B. Robertson having beneficial ownership of 1,875,000 shares of Class A Common Stock and 858,587 shares of Class B Stock, including 125,000 shares of Class B Stock subject to presently exercisable options.

Mr. John Damoose, a Schedule 1 person has beneficial ownership of 15,575 shares of Class B Stock. His stock options and unvested stock were cancelled after his employment with the Company terminated.

Dr. Thomas W. Daugherty, a Schedule 1 person, sold 656 shares of Class B Stock on January 24, 1996 and currently holds no shares of Class B Stock. Mr. Daugherty's spouse sold 268 shares of Class B Stock on February 13, 1997 and 100 shares of Class B Stock on June 13, 1997 and currently owns 100 shares of Class B Stock.

Mr. George Moffitt, Jr., a Schedule 1 person, individually has beneficial ownership of 125 shares of Class B Stock. Mr. Moffitt's spouse owns 125 shares of Class B Stock.

Walter H. Pilcher, a Schedule 1 person, purchased 100 shares of Class B Stock on April 11, 1996 at $16.25 and 400 shares on April 15, 1996 at $16.25. Currently, Mr. Pilcher individually has beneficial ownership of 5,250 shares of Class B Stock.

Dr. Bob G. Slosser, a Schedule 1 person, individually has beneficial ownership of 410 shares of Class B Stock.

Dr. Roger Visser, a Schedule 1 person, individually has beneficial ownership of 500 shares of Class B Stock. Dr. Visser's spouse owns 500 shares of Class B Stock.

George Selig, a Schedule 1 person, sold 625 shares of Class B Stock on April 25, 1995 and currently owns no shares of Class B Stock.

                               INDEX TO EXHIBITS



          (1) Termination to Assignment and Assumption Agreement, dated as of June 11, 1997, between CBN and Regent.

          (2) Stock Purchase Agreement, dated as of June 11, 1997, by and among the Purchaser and Regent.

          (3) Guaranty, dated as of June 11, 1997, by The News Corporation Limited in favor of Regent.

          (4) Agreement and Plan of Merger, dated as of June 11, 1997, by and among the Purchaser, FKW Sub and the Company.

          (5) Termination to Shareholder Agreement, dated as of June 11, 1997, by and among M.G. "Pat" Robertson, individually and as trustee of the Trust, Timothy B. Robertson, individually and as trustee of the TR Family Trust, CBN, LIFE and the Company.

          (6)     Waiver, dated as of June 11, 1997, by each of LIFE and CBN.